SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

National Research Corporation
__________________________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
__________________________________________________________________________________
(Title of Class of Securities)

637372202
__________________________________________________________________________________
(CUSIP Number)

Patrick E. Beans
Amandla LLC
709 Pier 2
Lincoln, NE 68528
402-440-2768
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2022
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick E. Beans, as the Special Holdings Direction Adviser under the Amandla MK Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,344,492
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,344,492
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,344,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 21.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)
The percentage indicated is based upon 24,767,118 shares of common stock outstanding as of July 22, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2022.

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amandla MK Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,344,492
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,344,492
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,344,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 21.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)
The percentage indicated is based upon 24,767,118 shares of common stock outstanding as of July 22, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2022.

CUSIP NO.:  637372202

Item 1.	Security and Issuer.

This Amendment No. 7 to Schedule 13D, which relates to shares of the Common Stock, par value $.001 per share (the “Common Stock”), of National Research Corporation, a Delaware corporation (the “Issuer”), is being filed on behalf of Patrick E. Beans, as Special Holdings Direction Adviser under the Amandla MK Trust (the “Adviser”), and the Amandla MK Trust (the “Trust”) to amend the Reporting Persons’ Schedule 13D, as amended (the “Schedule 13D”), originally filed on February 2, 2018.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set for in the Schedule 13D.  The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2 (based on 24,767,118 shares of Common Stock outstanding as of July 22, 2022):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trust and Adviser	Common Stock – 5,344,492	21.6%

The Adviser is the Special Holdings Direction Adviser under the Trust and may be deemed to have sole voting and dispositive power with regard to the shares of Common Stock held by the Trust.  The shares beneficially owned by the Trust are held directly by Amandla II LLC, which is 100% owned by the Trust, and Amandla LLC, which is 100% owned by Amandla II LLC.

(c) The following transactions in the Common Stock have occurred during the past 60 days by the Reporting Persons:

Name	Trade Date	Number of Shares Sold	Weighted Average Price Per Share	Where and How Transaction was Effected	Range of Prices per Share
Trust and Adviser	9/14/2022	100,000	$38.5890	Open market sale	$38.53 to $38.63
Trust and Adviser	9/30/2022	795	$40.5925	Open market sale	$40.575 to $40.595
Trust and Adviser	10/3/2022	31,118	$40.5343	Open market sale	$40.50 to $40.645
Trust and Adviser	10/4/2022	11,294	$40.7371	Open market sale	$40.50 to $41.055
Trust and Adviser	10/12/2022	1,600	$40.5078	Open market sale	$40.50 to $40.575
Trust and Adviser	10/13/2022	36,137	$40.8503	Open market sale	$40.50 to $41.26
Trust and Adviser	10/14/2022	6,039	$40.6535	Open market sale	$40.50 to $41.12
Trust and Adviser	10/17/2022	9,720	$40.6292	Open market sale	$40.50 to $40.88
Trust and Adviser	10/18/2022	13,332	$41.0087	Open market sale	$40.50 to $41.49
Trust and Adviser	10/18/2022	743	$41.6211	Open market sale	$41.50 to $41.65
Trust and Adviser	10/19/2022	9,089	$40.8479	Open market sale	$40.50 to $41.1675
Trust and Adviser	10/20/2022	5,815	$40.5494	Open market sale	$40.50 to $40.79
Trust and Adviser	10/21/2022	8,755	$40.5922	Open market sale	$40.50 to $40.785
Trust and Adviser	10/24/2022	9,874	$40.6064	Open market sale	$40.50 to $41.105
Trust and Adviser	10/25/2022	4,188	$40.6114	Open market sale	$40.50 to $40.835
Trust and Adviser	10/26/2022	9,498	$40.6068	Open market sale	$40.50 to $40.84
Trust and Adviser	10/27/2022	23,038	$40.5500	Open market sale	$40.50 to $40.865
Trust and Adviser	10/28/2022	14,872	$40.9832	Open market sale	$40.50 to $41.455
Trust and Adviser	10/31/2022	45,195	$40.5666	Open market sale	$40.50 to $40.84

The Reporting Persons undertakes to provide, upon request by the SEC staff, the Issuer, or a stockholder of the Issuer, full information regarding the number of shares sold at each separate price.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Patrick E. Beans
Patrick E. Beans, as the Special Holdings Direction Adviser

AMANDLA MK TRUST

By:	/s/ Patrick E. Beans
Patrick E. Beans, Trustee

Dated: November 1, 2022